Mark E. Harrington

General Counsel and Corporate Secretary

December 21, 2012

VIA EDGAR

Patrick Gilmore

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Guidance Software, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 16, 2012

Form 10-Q for the Quarterly Period Ended March 31, 2012

Filed May 15, 2012

File No. 001-33197

Dear Mr. Gilmore:

This letter is being submitted by Guidance Software, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission, received by facsimile on December 14, 2012 (the “Comment Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2011 and Form 10-Q for the quarterly period ended March 31, 2012. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and our responses thereto. References throughout this letter to “we,” “us,” “our” or similar terms are to the Company.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Results of Operations, page 25

1.

We note instances where two or more sources of a material change have been identified, but the quantification of the amount that each source contributed to the change is not disclosed. As an example, your disclosure on page 26 indicates that the increase in Forensic product revenues was due to increased sales of the latest version of your Encase Forensic product released in June 2011, growth in the forensic software market and the addition of revenue through sales of forensic hardware products that you acquired as a result of your acquisition of Tableau in May 2010. Tell us how you considered quantifying each of the sources that contributed to a material change. Refer to the related interpretive guidance in Section III.D of SEC Release 33-6835. Further, tell us what consideration you have given to discussing the extent to which increased sales are attributable to existing customers or new customers. In this regard, we note management statements in the company’s Q3 2012 earnings conference call that upsell or repeat business with your existing customers is an important driver for growth.

Response: In response to the Staff’s comment, the Company has reviewed its disclosure and acknowledges the existence of certain instances where the amounts of two or more identified sources of a material year-over-year change in line items were not quantified.

The Company advises the Staff that it will quantify in future periodic reports, where applicable, the amount that each source contributed to a material change where two or more sources of a material change are identified. This expanded disclosure will cover all line items discussed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Company’s future periodic reports.

With respect to the specific example cited above, in future periodic reports, to the extent applicable, the Company will include disclosure similar to the language underlined below within the disclosure that appears on page 25 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2011:

“Product revenues increased by $8.4 million, or 19%, for the year ended December 31, 2011 from 2010, primarily due to a $6.3 million, or 30%, increase in forensic product revenues. The increase in forensic product revenues was due to a $3.1 million, or 19%, increase in forensic software revenues and a $3.2 million, or 62%, increase in forensic hardware revenues. The increase in forensic software revenues was primarily due to increased sales volume of the latest version of our EnCase® Forensic software product that was released in June 2011. The increase in forensic hardware revenues primarily reflects the inclusion of a full twelve months of sales in 2011 of the forensic hardware products that we acquired through our acquisition of Tableau in May 2010 as compared to our forensic hardware revenues for 2010, which included only eight months of such sales. ”

The Company also respectfully acknowledges the Staff’s comment regarding the extent to which increased sales are attributable to existing customers versus new customers. The Company’s comment in its Q3 2012 earnings conference call that upsell or repeat business with its existing customers is an important driver of growth for the Company was referring to upsell opportunities of the Company’s EnCase® eDiscovery and EnCase® Cybersecurity products to existing customers of its EnCase® Enterprise platform product. Sales to existing customers have increased in 2012 and were not considered a significant factor in the Company’s product revenue growth in 2011.

Although the number of new customers on the EnCase® Enterprise platform increased significantly in 2011, the sales cycles associated with the EnCase® eDiscovery and EnCase® Cybersecurity products are traditionally fairly long and as a result the Company did not experience a significant increase in revenues from existing customers in 2011. As discussed in further detail above, the $8.4 million increase in the Company’s 2011 product revenues was primarily a result of increased forensic product sales, which were predominantly made to new customers.

The Company acknowledges that disclosure of the number of new EnCase® Enterprise customers and the percentage of revenues derived from existing customers during future periods may assist readers in attaining a better understanding of the Company’s business and the Company intends to disclose such information in future periodic reports.

Liquidity and Capital Resources, page 30

2.

We note that as of December 31, 2011, you had $37 million in cash and cash equivalents. Please tell us whether any of your cash and cash equivalents was held by foreign subsidiaries, and if so, what consideration was given to separately disclosing the amount and the potential income tax consequences of repatriating any undistributed earnings of foreign subsidiaries, if any. Please refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: As of December 31, 2011, the Company operated a branch office in the United Kingdom and owned subsidiaries located in Singapore and Australia. As of December 31, 2011, no cash or cash equivalents were held by the Company’s foreign subsidiaries and the only cash held by the Company outside the United States was $349,000 held in a bank account in the United Kingdom that is owned directly by the Company.

The Company’s Singapore subsidiary is its only active subsidiary and had approximately $101,000 of undistributed earnings as of December 31, 2011. The Company has reinvested and expects to continue to reinvest any undistributed earnings of its Singapore subsidiary indefinitely and, accordingly, it does not expect to face any potential income tax consequences associated with repatriation. The Company’s Singapore subsidiary has no cash or cash equivalents and the Company directly funds the short term cash flow needs of the subsidiary as needed. For these reasons, the Company concluded that the potential income tax consequences of repatriating any undistributed earnings would not have a material impact on its liquidity and accordingly determined that disclosure was not called for by Item 303(a)(1) of Regulation S-K.

Notes to Consolidated Financial Statements

Note 8. Income Taxes, page F-15

3.	Please tell us what consideration was given to disclosing income before income taxes from domestic and foreign sources as required by Rule 4-08(h)(1)(i) of Regulation S-X.

Response: The domestic and foreign components of income (loss) before the provision for income taxes were as follows for the years indicated:

	Year ended December 31,
	2011	2010	2009
	(in thousands)
Domestic loss	(1,522)	(4,492)	(14,329)
Foreign income	31	11	24

The Company does not believe its foreign income is a material component of total income (loss) or that it is otherwise material. In light of this, the Company respectfully submits that its existing footnote disclosure is adequate. However, in future periodic reports, the Company will include a breakdown of the domestic and foreign components of income (loss) before the provision for income taxes if foreign income (loss) becomes material or will otherwise note that foreign income (loss) is not material.

4.

Please tell us whether you have undistributed earnings of foreign subsidiaries that are considered to be permanently reinvested as of December 31, 2011 and if so, how you considered providing this quantitative disclosure and the related unrecognized deferred tax liability. Refer to ASC 740-30-50-2.

Response: As noted above, as of December 31, 2011, the Company’s foreign subsidiaries had undistributed earnings of approximately $101,000 that were considered permanently reinvested as of that date. The Company believes that this amount is not material to the Company’s financial statements or the accompanying notes to its financial statements. The Company does not intend to repatriate any foreign cash or cash equivalents in the foreseeable future.

In its financial statements for the year ended December 31, 2011, the Company did not make a provision for U.S. income taxes with respect to its undistributed earnings of foreign subsidiaries of approximately $101,000. As noted above, the Company intends to indefinitely reinvest such earnings. Accordingly, the Company respectfully submits that the recording of any deferred income taxes on such undistributed earnings is not appropriate or required. However, in future periodic reports, the Company will provide disclosure as appropriate to include any material undistributed earnings of foreign subsidiaries and any related unrecognized deferred tax liabilities or, alternatively, will note that any such amounts are not material.

Item 11. Executive Compensation (Incorporated by Reference from the Definitive Proxy Statement filed on March 23, 2012)

Annual Cash Incentives, page 31

5.

We note that you did not provide an adequately detailed discussion of the Management by Objective (MBO) Metric used to award annual cash incentives for Messrs. Harrington and van der Colff, although you note that both executive officers achieved the 2011 operational goal related to the MBO Metric resulting in cash awards constituting 25% of the Target Annual Incentive. Please provide a discussion of the Management by Objective Metrics in your response letter and confirm that you will provide information to this effect, where material, in future filings. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Response: The Management by Objective (MBO) Metric for Messrs. Harrington and van der Colff required that each executive control spending so as not to materially exceed the 2011 budgets of their respective departments (Legal for Mr. Harrington and Finance for Mr. van der Colff), excluding any unforeseen or extraordinary expenses. In future periodic reports, to the extent applicable, the Company will include disclosure similar to the language underlined below within the disclosure that appears on pages 33-34 of the Company’s Definitive Proxy Statement filed on March 23, 2012:

“The MBO Metric was structured as follows: 100% of the MBO Metric was payable if the executive achieved the operational goal established for such executive and 0% of the MBO Metric was payable if the executive did not achieve the operational goal.

The individual operational goal of the Named Executive Officers is a dynamic, short-term goal that is specific to the individual’s area of responsibility and aligned with the Company’s strategic plan, including goals relating to items such as obtaining new customers, cost and expense levels, timely completion of tasks within the NEO’s business division, and satisfactory individual performance. The Company believes that these targets are attainable only with significant effort by the NEO while remaining realistic.

The individual operational goals for Messrs. Harrington and van der Colff required that each executive control annual expenses within his respective department so as not to materially exceed budgeted amounts for 2011, excluding unforeseen or extraordinary expenses.

Messrs. Harrington and van der Colff each achieved their respective 2011 operational goal related to the MBO Metric, resulting in an additional cash payment of $32,500 to Mr. Harrington and $27,900 to Mr. van der Colff.”

Summary Compensation Table, page 40

6.

We note that you have not provided a column (column j) in the summary compensation table that totals all of the compensation paid to each named executive officer as required by Item 402(c)(2)(x) of Regulation S-K. Please provide a corrected summary compensation table in the response letter and confirm that you will provide conforming disclosure in future filings.

Response: The Company respectfully acknowledges the Staff’s comment. The Summary Compensation Table set forth below now includes a column (j) that totals all compensation paid to each named executive officer and the Company confirms that it will include conforming disclosure in future filings:

Summary Compensation Table

					Stock	Option	Incentive Plan	All Other
Name	Year	Salary ($)	Bonus ($)		Awards ($) (1)	Awards ($) (2)	Compensation ($) (3)	Compensation ($) (4)	Total ($)
Victor Limongelli	2011	381,875	-		632,079	-	493,750	13,801	1,521,505
	2010	350,000	-		208,800	280,000	323,750	4,813	1,167,363
	2009	350,000	-		-	218,000	87,500	8,250	663,750
Barry Plaga	2011	332,083			257,515	-	259,625	4,971	854,194
	2010	325,000	-		156,600	210,000	185,000	-	876,600
	2009	325,000	-		-	-	50,000	2,438	377,438
Larry Gill	2011	257,083	-		93,642	-	222,645	15,068	588,438
	2010	250,000	-		78,300	112,000	169,783	2,867	612,950
	2009	250,000	-		196,000	-	66,695	6,476	519,171
Mark Harrington	2011	252,708			140,460	-	154,375	6,238	553,781
	2010	235,000	-		78,300	-	97,819	3,231	414,350
	2009	235,000	1,023	(5)	78,400	-	26,438	650	341,511
Rasmus van der Colff (6)	2011	276,083			93,642	-	132,525	8,295	510,545

(1)

Amounts represent the full grant date fair value of restricted stock granted during the applicable fiscal year calculated in accordance with Accounting Standards Codification Topic 718, Compensation—Stock Compensation , or ASC Topic 718. For additional information on the valuation assumptions for 2011, see Part II, Item 8 “Financial Statements and Supplementary Data” of our 2011 annual Report on Form 10-K and in the Notes to Consolidated Financial Statements at Note 13 “Share-Based Compensation.”

(2)

Amounts represent the full grant date fair value of stock options granted during the applicable fiscal year calculated in accordance with ASC Topic 718. For additional information on the valuation assumptions for 2010, see Part II, Item 8 “Financial Statements and Supplementary Data” of our 2010 annual Report on Form 10-K and in the Notes to Consolidated Financial Statements at Note 13 “Share-Based Compensation.”

(3)	Represents annual incentive award earned during the respective performance year and paid during the first quarter of the following year.

(4)	Represents Company contributions to NEOs’ 401(k) Savings Plan account and value of attendance at annual President’s Club retreat.

(5)	Represents the amount paid to the executive upon concluding the five-year anniversary of his employment with the Company.

(6)	Mr. Van Der Colff was not a named executive officer prior to 2011.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations and Commitments, page 28

7.

With regard to contingent consideration payable related to the acquisition of CaseCentral, we note that you have potential cash commitments of up to $33 million during the three 12-month periods beginning April 1, 2012. In light of the significance of the contingent consideration to your financial statements and liquidity, please tell us what consideration was given to disclosing the potential impact on future periods based on the information provided in Section 3.10 of the Agreement and Plan of Merger in addition to the aggregate potential impact. Please refer to Section C of SEC Release 33-9144 which indicates that disclosures should provide information necessary for an understanding of the timing and amount of the specified contractual obligations.

Response: In response to the Staff’s comment, the Company has reviewed the interpretive guidance in Section C of SEC release 33-9144. In accordance with Section 3.10 of the Agreement and Plan of Merger pursuant to which the Company acquired CaseCentral, the contingent consideration is payable only to the extent that sales from certain CaseCentral products exceed $11.1 million during any of the three 12-month earn-out periods beginning on April 1, 2012. Moreover, the contingent consideration is limited to 35% of any such revenues in excess of $11.1 million and is further limited to a maximum of $3 million during the 12-month period beginning April 1, 2012, $13 million during the 24-month period beginning April 1, 2012 and $33 million during the 36-month period beginning April 1, 2012. Because of these limitations, as well as the high gross margins associated with the CaseCentral products to which the payment of the contingent consideration is linked, the Company does not believe that its liquidity, capital resources or financial condition would be negatively affected by the payment of any or all of such contingent consideration in future periods.

Furthermore, based on the assumptions used by the Company to determine the fair value of such contingent consideration for financial reporting purposes, we do not expect the total contingent consideration to approach the $33 million maximum liability. At March 31, 2012, using a technique that calculates the combined present value of various probability-weighted possible outcomes, the Company estimated the contingent consideration had a fair value of $5.1 million.

Although, as discussed above, the Company does not believe the payment of this contingent consideration would have a material effect on its liquidity, capital resources or financial condition, it acknowledges that more detailed disclosure on this topic would be beneficial. In future periodic reports, beginning with its Annual Report on Form 10-K for the year ended December 31, 2012, the Company will include disclosure in the Liquidity and Capital Resources section of the MD&A under the heading “Contractual Obligations and Commitments” similar to the following:

“In connection with the CaseCentral acquisition, we may be required to pay former CaseCentral shareholders a total of up to $33 million with respect to the three 12-month periods (“earn-out periods”) starting April 1, 2012. The amount of contingent consideration payable with respect to each of the earn-out periods is equal to 35% of certain qualifying CaseCentralSaaS revenues and EnCase® eDiscovery revenues in excess of $11.1 million during each of the three earn-out periods and is limited to $3.0 million for the first earn-out period, a cumulative total of $13.0 million for the first and second earn-out periods and a cumulative total of $33.0 million for all three earn-out periods. Any earn-out consideration is payable within 65 days after the end of the applicable earn-out period.

At December 31, 2012, the fair value of the contingent consideration, which is calculated by summing the present values of various probability-weighted possible outcomes, was estimated to be $5.1 million and was included as a liability on our consolidated balance sheet.”

The Company respectfully advises the Staff that in the paragraph set forth directly above, it used the estimated fair value of the contingent consideration ($5.1 million) as reflected in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012. Since the Company is required to re-measure the fair value of the contingent consideration at the end of each reporting period, this amount may be different at December 31, 2012.

* * * *

Pursuant to your request, the Company hereby acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
—	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding any matters with respect to this letter may be directed to the undersigned at (626) 229-9191 x160 or to Julian T. H. Kleindorfer of Latham & Watkins LLP at (213) 891-8371. Comments can also be sent via facsimile to (626) 316-5994.

Very truly yours,

/s/ Mark E. Harrington
Mark E. Harrington, Esq.
General Counsel and Corporate Secretary
Guidance Software, Inc.

cc:	Victor Limongelli, Esq.

Julian T. H. Kleindorfer, Esq.